October 13, 2006

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Peggy Fisher

Assistant Director

Re:                       Richardson Electronics, Ltd.

Registration Statement on Form S-1/A

Filed September 19, 2006

File No. 333-130219

Dear Ms. Fisher:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company” or “Richardson”) in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated October 3, 2006 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Because the Staff's comments related to Amendment No. 2 to Form 10-K for the Fiscal Year Ended May 28, 2005 and to Amendment No. 1 to Forms 10-Q for the Quarterly Periods ended September 3 and December 3, 2005, and not to the above-referenced filing, the Company is not filing an amended registration statement concurrently with this letter.

Amendment No. 2 for Form 10-K for the Fiscal Year Ended May 28, 2005

Item 9A. Controls and Procedures, page 80

(e) Report of Independent Registered Public Accounting Firm, page 83

1.

The audit report of KPMG LLP included on pages 77-78 is dated August 26, 2005, except for the Stock-Based Compensation and Earnings per Share sections of Note A as to which the date is February 1, 2006, and Note B and the geographic and long-lived asset information included in Note M as to which the date is February 1, 2006, and Note B and the geographic and long-lived asset information included in Note M as to which the date is August 30, 2006. Note B includes the disclosures related to your restatements of the fiscal 2003, 2004, and 2005 financial statements for certain errors. In your Item 4.02

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Peggy Fisher

Securities and Exchange Commission

October 13, 2006

Form 8-K filed April 7, 2006, you disclose that these errors were discovered on or after April 4, 2006. The report on internal control over financial reporting of KPMG LLP on pages 83-86 is dated August 26, 2005, prior to the discovery of these errors that resulted in the restatement of your financial statements and prior to the audit date for Note B of the financial statements. Please request your auditors to explain what consideration they gave to PCAOB AS 2, including paragraph 197 which states that since you recalled and reissued your previously issued financial statements and the auditor’s report to reflect the correction of a misstatement, the auditor should presume that their report on your internal control over financial reporting as of same specified date also should be recalled and reissued to reflect the material weakness that existed at that date. We also note from paragraph 171 that the reports should be dated the same.

Response: KPMG LLP, the auditors of the Company’s fiscal 2005 financial statements, provided the following response:

Paragraph 197 of AS 2 defines an auditor’s responsibility when, after the issuance of a report on internal control over financial reporting, he or she becomes aware of conditions that existed at the report date that might have affected his or her opinions had he or she been aware of them. Specifically, paragraph 197 states:

“The auditor's evaluation of such subsequent information is similar to the auditor's evaluation of information discovered subsequent to the date of the report on an audit of financial statements, as described in AU sec. 561, Subsequent Discovery of Facts Existing at the Date of the Auditor's Report. That standard requires the auditor to determine whether the information is reliable and whether the facts existed at the date of his or her report. If so, the auditor should determine (1) whether the facts would have changed the report if he or she had been aware of them and (2) whether there are persons currently relying on or likely to rely on the auditor's report. For instance, if previously issued financial statements and the auditor's report have been recalled and reissued to reflect the correction of a misstatement, the auditor should presume that his or her report on the company's internal control over financial reporting as of same specified date also should be recalled and reissued to reflect the material weakness that existed at that date.”

When we became aware of material errors in the Company’s 2005 financial statements, we considered whether this fact would have changed our auditors’ report on internal control over financial reporting as of May 28, 2005. We concluded that the error and related facts, if known at the time of the issuance of such report, would not have changed the report on internal control over financial reporting previously issued. Specifically, management and we concluded that there were material weaknesses related to inadequate financial statement preparation and review procedures and inadequate controls associated with accounting for income taxes, related to the errors in the previously issued financial statements. However, these material weaknesses already were disclosed in Management’s Report on Internal Control over Financial Reporting, and our auditors’ report thereon, included in the Company’s original Form 10-K. Accordingly, management concluded that its report did not need to be restated in conjunction with the restatement of financial statements and the filing of the Form 10-K/A, and we concluded that our auditors’ report also should not be

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Peggy Fisher

Securities and Exchange Commission

October 13, 2006

restated. We also note that the example provided in the last sentence presented above from paragraph 197 of AS 2 does not contemplate that the material weaknesses related to a misstatement were already included in management’s and the auditors’ reports.

We also acknowledge that paragraph 171 of AS 2 indicates that an auditors’ report on internal control over financial reporting should be dated the same as the report on financial statements. However, we understand that this provision of AS 2 did not contemplate situations in which either the financial statements or management’s internal control report, but not both, are restated. We believe that dual dating the auditors’ report on internal control over financial reporting in the subject situation would be inappropriate since management’s report is not updated and would inappropriately imply that our report was updated.

2.

Please also tell your consideration of whether the disclosures provided under Item 307 of Regulation S-K in the original filing need to be modified, supplemented or corrected in order to explain the relationship between failure of the disclosure controls and procedures and the restated financial statements.

Response: Among the material weaknesses disclosed in the Company’s original Form 10-K for fiscal 2005 was a lack of adequate controls associated with the accounting for income taxes (the “2005 Material Weakness”). Specifically, the Company noted that the lack of personnel with skill and experience necessary to prepare, document and review its accounting for income taxes resulted in the Company’s inability to both “execute procedures to periodically reassess the valuation of tax assets and liabilities” and “effectively perform and document a periodic evaluation of the reasonableness of assumptions with respect to the recoverability of recorded deferred tax assets and tax reserves.” On August 31, 2006, the Company restated its fiscal 2005 financial statements to include a valuation allowance that should have been recorded for a deferred tax asset related to goodwill temporary differences. Prior to filing the amended Form 10-K for fiscal 2005, the Company considered its disclosure provided under Item 307 of Regulation S-K and determined that it had adequately disclosed the material weakness underlying the accounting error for income tax resources and did not need to amend its disclosure in Part II – Item 9A.

Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended September 3, and December 3, 2005

Financial Statements, page 2

Note B. Restatement, page 5

3.

On page 71 of your June 3, 2006 Form 10-K, you disclose a control deficiency with respect to your evaluation of the reasonableness of assumptions with respect to the realizability of certain deferred tax assets. You disclose that the control deficiency resulted in material errors in the deferred tax asset valuation allowances which required adjustment to your financial statements for fiscal 2006 and the third quarter of 2006 and restatement of your financial statements for fiscal 2005, the third quarter

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Peggy Fisher

Securities and Exchange Commission

October 13, 2006

of 2005 and for the first and second quarters of fiscal 2006. In reviewing your disclosure included in the Forms 10-Q of the nature of the errors related to the restatement as required by paragraph 37 of APB 20, we noted no discussion in these notes of the nature of the material error disclosed in your June 3, 2006 Form 10-K related to your deferred tax assets. Please amend to disclose the nature of these errors and the effect of their correction as required by paragraph 37 of APB 20.

Response: In accordance to paragraph 37 of APB 20, “the nature of an error in previously issued financial statements and the effect of its correction on income before extraordinary items, net income, and the related per share amounts should be disclosed in the period in which the error was discovered and corrected. Financial statements of subsequent periods need not repeat the disclosures.” The income statement impact of the error related to the deferred tax asset valuation allowance noted in the control deficiency discussion in the Forms 10-Q/A was corrected in the Company’s financial statements for fiscal 2005 and covered by the filed Form 10-K/A and appropriately disclosed in accordance with APB 20, paragraph 37. There was no income statement correction related to the deferred tax asset valuation allowance in either the first or second quarter of fiscal 2006. However, the restatement of the fiscal 2005 financial statements did impact the disclosure of the first and second quarter of fiscal 2006 to the extent that the fiscal 2005 ending balance sheet was corrected and included in the restatement footnote disclosure. In addition, the net deferred tax asset in the balance sheet for the first and second quarter of fiscal 2006 included the correction of fiscal 2005. The Company believes the disclosure in the Forms 10-Q/A for the first and second quarter of fiscal 2006 is appropriate as filed.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2438, or Todd M. Kaye at 314-259-2194, or either of us by fax at 314-259-2020.

Very truly yours,

/s/ C. Brendan Johnson

C. Brendan Johnson

cc:	Eduardo Aleman
Kaitlin Tillan
Securities and Exchange Commission
David J. Gilmartin
David J. DeNeve
Richardson Electronics, Ltd.
Scott Hodes
Bryan Cave, LLP

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